Exhibit 99.1

ICON Releases First Environmental, Social and Governance Report

DUBLIN--(BUSINESS WIRE)--November 11, 2020--ICON plc, (NASDAQ: ICLR) a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today announced the release of its first Environmental, Social and Governance (ESG) Report which provides an overview of the Company's ESG policies and commitments and highlights the progress made during 2019.

The ESG report is available at https://www.iconplc.com/about/esg.

About ICON plc

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 15,250 employees in 94 locations in 40 countries as at September 30, 2020. Further information is available at www.iconplc.com.

This press release and the ESG Report contain forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, changes in regulations and law, severe weather events or the effects of climate change, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. Forward looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-G

Contacts

Investor Relations
+1888 381 7923

Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+353 1 291 2000